July 27, 2017	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Elisabeth Bentzinger

Re:    Nuveen Investment Trust (the “Registrant”)

  Registration Statement on Form N-14

  File No. 333-218837

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 25, 2017 with respect to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 filed on July 24, 2017 (the “Registration Statement”) relating to the issuance of Class A, Class C and Class I shares in connection with the proposed reorganization of Nuveen Large Cap Core Plus Fund (the “Target Fund”) into Nuveen Large Cap Core Fund (the “Acquiring Fund”), each a series of the Registrant (the “Reorganization”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

Proxy Statement/Prospectus

Comment (1)      In the second Q&A and other places where such disclosure appears in the Registration Statement, please change the reference to “total value” to “total net asset value.”

Response:      Registrant has made the requested changes to the disclosures.

Comment (2)      In the sixth Q&A, please clarify whether the reference to 23% represents the total portfolio or only the long portion. Please revise the Q&A to disclose how much of the Target Fund’s total portfolio will be sold.

Response:      Registrant believes the disclosure adequately addresses the staff’s concern. However, Registrant has revised the language in the sixth Q&A to read as follows, “Prior to the closing of the Reorganization, the Target Fund will be required to close out all of its short positions. In order to do so, it is estimated that approximately 23% (or $24,688,548) of the Target Fund’s long investment portfolio will be sold, and the proceeds will be used to close out all of the Target Fund’s short positions.”

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U.S. Securities and Exchange Commission

July 27, 2017

Comment (3)      With respect to the narrative text preceding the Fee and Expense table, please: (a) remove the references to the Funds’ fiscal year end and (b) state that all fees and expenses are current as required by Form N-14.

Response:      Pursuant to Rule 11 02 of Regulation S-X, the Registrant has presented the fee table information as of the Fund’s fiscal year ended August 31, 2016. The information presented with respect to each Fund has been restated to reflect current contractual management fees, which represent the only change in contractual fees. Form N-14 provides that the table should be based on current fees (emphasis added); the Form does not provide that the fee table must be based on current expenses. Accordingly, Registrant believes that the fee and expense table presentation complies in all respects with the Form requirements. Additionally, Registrant notes that the Nuveen Funds have filed dozens of Form N-14s over the last several years and have been expressly advised by the staff on numerous occasions that the expense table information must be presented as of the fiscal year end of each Fund (emphasis added). Registrant has relied on this guidance.

Comment (4)      Beginning on page 18 under “Distribution, Purchase, Redemption, Exchange of Shares and Dividends,” please include the disclosure required by Form N-1A, Item 11(c)(7) and (8), which is required to be included in Form N-14 by Item 5 thereof.

Response:      Registrant has added the requested disclosure.

General

Comment (5)      Please file an acceleration request signed by the principal underwriter as required by Rule 461 under the Securities Act of 1933, as amended.

Response:      An acceleration request signed by the principal underwriter has been filed concurrently with the filing of this letter.

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Please direct your questions regarding this filing to the undersigned at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser